UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Cellegy Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

15115L 10 3

(CUSIP Number)

Barry L. Bloom
655 Madison Avenue, 19th Floor
New York, NY 10021
(212) 521-2930

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

N/A

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 15115L 10 3	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Andrew H. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,104,886
	8	SHARED VOTING POWER 120,000
	9	SOLE DISPOSITIVE POWER 1,104,886
	10	SHARED DISPOSITIVE POWER 120,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,224,886
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 15115L 10 3	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Daniel R. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,104,886
	8	SHARED VOTING POWER 120,000
	9	SOLE DISPOSITIVE POWER 1,104,886
	10	SHARED DISPOSITIVE POWER 120,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,224,886
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 15115L 10 3	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS James S. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,104,886
	8	SHARED VOTING POWER 120,000
	9	SOLE DISPOSITIVE POWER 1,104,886
	10	SHARED DISPOSITIVE POWER 120,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,224,886
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 15115L 10 3	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Thomas J. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,054,185
	8	SHARED VOTING POWER 120,000
	9	SOLE DISPOSITIVE POWER 2,054,185
	10	SHARED DISPOSITIVE POWER 120,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,174,185
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 15115L 10 3	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jessica S. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,400
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,400
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 15115L 10 3	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Benjamin Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,400
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,400
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 15115L 10 3	Page 8 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Samuel A. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,400
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,400
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 15115L 10 3	Page 9 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Thomas M. Steinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,125
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 29,125
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

             This Amendment No. 8 to Schedule 13D amends and supplements the statement on Schedule 13D previously filed by certain of the Reporting Persons named herein. Except as amended and supplemented herein, that statement remains in full force and effect.

Item 2.	Identity and Background.

             Item 2 as previously amended is hereby amended and supplemented to substitute Samuel A. Tisch for Merryl H. Tisch as a Reporting Person. Samuel A. Tisch is a United States citizen. His address is c/o Tisch Financial Management, 19th Floor, New York, N.Y. 10021. He is presently a student. During the five years preceding the filing of this statement, he has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 5.	Interest in Securities of the Issuer.

             Item 5 is amended to read as follows:

             As of the date hereof, the aggregate number of shares of Common Stock, including shares that may be acquired upon the exercise of Warrants or stock options, and the percentage of the outstanding shares of Common Stock (based upon 29,834,796 shares outstanding on October 30, 2006 as reported by the Issuer in its most recent Form 10-Q report) was as follows:

Name of Holder	Number of Shares	Percentage of Outstanding Shares

Four Partners (1)
Four-Fourteen Partners, LLC (2)
Andrew H. Tisch
Daniel R. Tisch
James S. Tisch
Thomas J. Tisch
Andrew H. Tisch 1995 Issue Trust No. 1 (3)
Andrew H. Tisch 1995 Issue Trust No. 2 (3)
Daniel R. Tisch 1999 Issue Trust (3)
120,000 949,300 897,164 897,164 897,164 897,163 103,861 103,861 207,722	0.4% 3.2% 3.0% 3.0% 3.0% 3.0% 0.3% 0.3% 0.7%

Page 10 of 14 Pages

James S. Tisch 1995 Issue Trust (3) Thomas J. Tisch 1994 Issue Trust (3) Jessica S. Tisch Benjamin Tisch Samuel A. Tisch Thomas M. Steinberg (4)	207,722 207,722 6,400 6,400 6,400 29,125	0.7% 0.7% 0.0% 0.0% 0.0% 0.1%

Total	5,537,168	18.3%

             Each of the above persons who is a Reporting Person herein beneficially owns the number of shares set forth opposite his or her name. Beneficial ownership of the other shares set forth in the above table has been determined as follows:

(1)

By virtue of their status as managing trustees of the trusts which are the general partners of Four Partners, Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch may be deemed to have shared beneficial ownership of shares owned by Four Partners and shared power to vote or direct the vote and dispose or direct the disposition of those shares.

(2)

By virtue of his status as manager of Four-Fourteen Partners, LLC, Thomas J. Tisch may be deemed the beneficial owner of the shares owned by Four-Fourteen Partners, LLC and to have power to vote or direct the vote and dispose or direct the disposition of those shares.

(3)

By virtue of their status as trustees of their respective issue trusts, each of Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch may be deemed to have beneficial ownership of shares owned by those trusts of which he is trustee and sole power to vote or direct the vote and dispose or direct the disposition of those shares.

(4)	Includes shares exercisable within 60 days of the date hereof upon the exercise of stock options.

Item 7.	Material to be Filed as Exhibits.

Exhibit 6.	Agreement regarding the joint filing of this statement.

Page 11 of 14 Pages

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2007

/s/ Andrew H. Tisch

Andrew H. Tisch

/s/ Daniel R. Tisch

Daniel R. Tisch

/s/ James S. Tisch

James S. Tisch

/s/ Thomas J. Tisch

Thomas J. Tisch

/s/ Jessica S. Tisch

Jessica S. Tisch

/s/ Benjamin Tisch

Benjamin Tisch

/s/ Samuel A. Tisch

Samuel A. Tisch

/s/ Thomas M. Steinberg

Thomas M. Steinberg

Page 12 of 14 Pages

EXHIBIT INDEX

Exhibit 6.	Agreement regarding the joint filing of this statement.

Page 13 of 14 Pages

AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Amendment to Schedule 13D dated February •, 2007 relating to the Common Stock, no par value, of Cellegy Pharmaceuticals, Inc., are being filed with the Securities and Exchange Commission on behalf of each of them.

February 12, 2007

/s/ Andrew H. Tisch

Andrew H. Tisch

/s/ Daniel R. Tisch

Daniel R. Tisch

/s/ James S. Tisch

James S. Tisch

/s/ Thomas J. Tisch

Thomas J. Tisch

/s/ Jessica S. Tisch

Jessica S. Tisch

/s/ Benjamin Tisch

Benjamin Tisch

/s/ Samuel A. Tisch

Samuel A. Tisch

/s/ Thomas M. Steinberg

Thomas M. Steinberg

Page 14 of 14 Pages